MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) provides an analysis of the Company’s audited financial results for the year ended December 31, 2012 compared to the previous year.

The following information should be read in conjunction with the Company’s December 31, 2012 consolidated financial statements and related notes which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS with a transition date of January 1, 2010. A reconciliation of the previously disclosed comparative years’ financial statements prepared in accordance with previous Canadian generally accepted accounting principles with IFRS, is set out in Note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2011. This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of March 25, 2013.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont Copper”) which is currently in the final stages of the permitting process. The Company expects the Record of Decision (“ROD”) to be issued in the second quarter of 2013 with construction to start in second half of 2013. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing rights. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

In 2012 and as of the date of the MD&A, the Company successfully delivered on key objectives established at the beginning of the year which were as follows:

  Received the Air Quality Permit issued by the Arizona Department of Environmental Quality (“ADEQ”);
  Strengthened the financial position with a $40 million increase to an existing Red Kite Loan Facility;
  Completed the 2012 Feasibility Study Update;
  Increased Rosemont’s Sulfide Mineral Resource by 34%; and
  Strengthen the Board of Directors with the addition of Robert P. Pirooz.

On November 16, 2012, the Company provided a permitting update on its Rosemont Copper project following an information session held by the USFS. The USFS had indicated that the permitting process is approximately 90% complete and three major items needed to be completed for the last milestone which is the issuance of the final Environmental Impact Statement (“EIS”) and ROD. These three items include: the consultation with the U.S. Fish and Wildlife Service which is nearing completion; the consultation with tribes and the State Historic Preservation Office of which the draft Memorandum of Agreement is under review; and an update of air quality models. The Company has reviewed the work that still needs to be completed with the USFS, and expects that the process for the issuance of the final EIS and ROD can be concluded in the first half of 2013.

On January 31, 2013, the Company received the Air Quality Permit for its Rosemont Copper project from the Arizona Department of Environmental Quality (“EDEQ”). The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements. Rosemont has now received seven major permits with one major permit remaining, the Clean Water Act Section 404 Permit to be issued by the U.S. Army Corp of Engineers (“ACOE”), which the Company expects to receive upon the issuance of ROD on the Plan of Operations from the USFS. Construction can commence following the 105-day ROD appeal process.

On September 12, 2012, the Company received the first $5 million from a $40 million loan increase to the existing $43 million loan facility (collectively, “Expanded Loan”) with RK Mine Finance Trust I (“Red Kite”) and remaining $35 million balance was received on October 5, 2012 on satisfying certain conditions. The terms of the Expanded Loan include interest payable at LIBOR plus 4.5% and maturing on the earlier of July 21, 2014 or closing of project debt financing. In addition, the exercise price of the existing 1,791,700 Red Kite share purchase warrants was changed from Cdn$3.90 to US$3.85 and the expiry date on 1,374,951 warrants was extended to July 22, 2015. The expiry date of the remaining 416,749 warrants remains unchanged at April 22, 2014. The $40 million increase to the Expanded Loan was subject to a 2.2925% loan origination fee. In conjunction with the Expanded Loan, Rosemont amended Red Kite Copper Concentrate Off-Take Sales Agreement whereby Red Kite can purchase 20%, up from 16.125%, of Rosemont’s gross annual copper concentrate production until a cumulative 1.5 million tonnes have been delivered.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Feasibility Study Update

On July 24, 2012, the Company issued an updated mineral reserve estimate and results from its NI 43-101 compliant Feasibility Study update for its Rosemont Copper project.

Financial Analysis

The Feasibility Study update includes financial analysis on three scenarios with varying metal prices: 1) 60/40 pricing reflecting a weighted average of 60% on three-year historical prices and 40% on two-year forward market prices; 2) three-year historical pricing; and, 3) long-term metal prices reflecting a long-term copper price of $2.50/lb. A comparison of project economics based on these three scenarios is provided below.

In Billions of U.S. dollars	60/40 Pricing(1)	Historical 3 Year Average(2)	Long-term Pricing (3)
After-tax NPV (0%)	$7.26B	$7.50B	$4.55B
After-tax NPV (5%)	$3.65B	$3.78B	$2.26B
After-tax NPV (8%)	$2.51B	$2.60B	$1.53B
After-tax IRR	38%	39%	31%
Payback	2.3 years	2.2 years	2.4 years

Note: All scenarios include silver and gold pricing from the Silver Wheaton Agreement, which are $3.90/oz silver and $450/oz gold.

1.	Assumes a copper price of $3.50/lb and molybdenum price of $14.19/lb throughout the mine life; pricing is as of June 30, 2012.
2.	Assumes a copper price of $3.56/lb and molybdenum price of $15.06/lb throughout the mine life; pricing is as of June 30, 2012.
3.

Assumes a copper price of $3.50/lb in year one, $3.25/lb in year two, $3.00/lb in year three, $2.75/lb in year four, and $2.50/lb in year five and thereafter, and, a molybdenum price of $15.00/lb throughout the mine life.

Capital Cost Estimate

The total capital cost for construction, commissioning and mine pre-development is estimated at $1.23 billion and includes additional tailings filtration capacity and a redundant tailings stacking system. Capitalized mine pre-development expense is estimated at $116 million. The total capital cost represents an overall increase of 32% from the cost estimate in the 2009 Feasibility Study, reflecting additional equipment and escalation in costs of equipment, materials and labor.

Augusta has already spent approximately $90 million on purchases of long-lead equipment and $23 million on EPCM costs, for a total of $113 million, which is included in the capital cost estimate.

Capital Expenditures (CAPEX) Breakdown ($ millions)
General Site / Ancillary Facilities	$60
Mine	252
Sulfide Plant / Tailings	471
Power / Water Supply	122
EPCM, Commissioning, Spare Parts	104
Owner’s Costs	163
Contingency	51
Spent Costs (Long-lead Equipment and EPCM)	(113)
Total Construction and Commissioning CAPEX	1,110
Mine Pre-development CAPEX	116
Total CAPEX	$1,226

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Sustaining capital for the life of mine is estimated at $276 million, which includes equipment replacement and process optimization.

Mining and Processing
The Rosemont deposit is a large tonnage, skarn-hosted, porphyry-intruded, copper-molybdenum deposit located in close proximity to the surface and is amenable to open pit mining methods. The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including: 12.25 -inch-diameter rotary blast-hole drills, 65-cu-yd electric mining shovels, 36-cu-yd front-end loaders, 35 cyd hydraulic excavators, 260 ton off-highway haul trucks, 580-hp to 850-hp crawler dozers, 500-hp rubber-tired dozers, 297-hp motor graders and 30,000-gallon off-highway water trucks.

Preproduction, mining and construction are estimated to be 22 months followed by 21 years of mining production. Sulfide ore feed to the concentrator plant starts at 27 million tons per year ramping up to 33 million tons per year with an average stripping ratio of 1.9 tons of waste to ore moved.

The sulfide ore is to be processed by crushing, grinding and flotation to produce copper and molybdenum concentrates. Rosemont concentrator throughput for the first four years of production will average 75,000 tons per day (“tpd”) ramping up to 90,000 tpd for the second half of the mine life. Process equipment will be added and optimized within the concentrator in order to sustain annual average copper production for the life of mine (“LOM”) of approximately 243 million pounds per year. Average annual production for the first three years is estimated at 255 million pounds of copper.

The Feasibility Study update eliminates the heap leaching of oxide minerals and associated plant facilities, such as the SX/EW plant, that were contained in earlier feasibility studies. As a result of the technical challenges associated with stacking plans for the heap leach in the Barrel Alternative, and assuming a long term copper price of $2.50/lb, copper cathode production was eliminated from the Barrel Alternative plan analyzed in this update. Although the oxide minerals contained in the mineral resource estimate are potentially economic, it has been removed from mineral reserves and is included in waste in this update. If the oxide minerals are excluded from waste, the waste to ore ratio would be 1.7:1.

As a result of additional metallurgical test-work and further optimizations, the Company has improved LOM copper recoveries from 83% to 87%. LOM molybdenum and silver recoveries remain comparable at 58% and 76%, respectively.

Production and processing metrics from the Feasibility Study update are summarized below.

Production and Processing Metrics
First 3 Years Average Annual Copper Production (lbs)	255M
First 3 Years Average Annual Molybdenum Production (lbs)	6.9M
First 3 Years Average Annual Silver Production (oz)	2.8M
LOM Average Annual Copper Production (lbs)	243M
LOM Average Annual Molybdenum Production (lbs)	5.4M
LOM Average Annual Silver Production (oz)	2.9M
LOM Average Copper Grade (%)	0.44%
LOM Average Molybdenum Grade (%)	0.015%
LOM Average Silver Grade (oz per ton)	0.12 opt
Waste to Ore Ratio*	1.9:1
LOM Average Copper Recoveries	87%
LOM Average Molybdenum Recoveries	58%
LOM Average Silver Recoveries	76%

* Waste includes oxide material

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Operating Costs

Average cash costs, net of by-product credits, using the 60/40 pricing scenario, for the first three years of production are estimated at $0.87 per pound of copper and $1.02 per pound of copper for the life of mine. In the Long-term Pricing Scenario, cash costs are reduced to $0.85/lb for the first three years and $0.99/lb for the life of mine.

Total operating costs are estimated at $10.66 per ton, which includes mining, processing, general and administration (G&A), treatment and refining (TC/RC’s), transportation and regulatory costs. The reclamation will be largely concurrent and is included in the mining operating costs. An operating cost breakdown is provided in the table below.

Operating cost ($ per ton of ore)
Mining	$3.37/ton
Processing	$4.27/ton
G&A	$0.42/ton
TC/RC and Transportation	$2.60/ton
Total operating cost	$10.66/ton

Financial Sensitivity Analysis

Sensitivity analysis was completed on additional key assumptions such as operating and capital costs and total production under the 60/40 Pricing Scenario. This analysis is summarized below.

	After-tax NPV (0%)	After-tax NPV (5%)	After-tax NPV (8%)	After-tax IRR
60/40 Pricing Scenario	$7.26B	$3.65B	$2.51B	37.9%
Initial CAPEX (+10%)	$7.18B	$3.57B	$2.43B	34.1%
Initial CAPEX (-10%)	$7.33B	$3.72B	$2.59B	42.8%
OPEX (+10%)	$6.95B	$3.47B	$2.38B	36.6%
OPEX (-10%)	$7.56B	$3.81B	$2.63B	39.1%
Metal Production (+10%)	$8.35B	$4.24B	$2.94B	42.0%
Metal Production (-10%)	$6.16B	$3.05B	$2.07B	33.5%

Mineral Reserve and Mineral Resource
Announced on July 24, 2012, Rosemont’s proven and probable sulfide mineral reserves increased by 22%, or 121 million tons, to 667 million tons compared to the previous 2008 mineral reserve, with average grades of 0.44% copper and 0.015% molybdenum for a total of 5.9 billion lbs of copper and 194 million lbs of molybdenum. The mineral reserves are included in the measured and indicated mineral resource announced on July 17, 2012.

Measured and indicated sulfide mineral resources increased by 232 million tons or 34%, when compared to the 2008 mineral resource, to 919 million tons with average grades of 0.41% copper and 0.014% molybdenum for a total of 7.5 billion pounds of copper and 250 million pounds of molybdenum. Inferred sulfide mineral resource decreased by 106 million tons or 43%, when compared to the 2008 mineral resource, to 139 million tons averaging 0.40% copper and 0.012% molybdenum for an inferred resource of 1.1 billion pounds of copper and 35 million pounds of molybdenum. This resource increase is a result of successful drilling and model upgrading of a significant portion of the inferred resource to measured and indicated.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

A summary of the mineral reserve and mineral resource estimate is provided below. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Rosemont Proven and Probable Mineral Reserve Sulfides ≥ 4.90 $/ton NSR Cut-off
	Tons (Ms)	NSR $/ton	Copper (%)	Molybdenum (%)	Silver (opt)
Proven Mineral Reserves	308.1	20.29	0.46	0.015	0.12
Probable Mineral Reserves	359.1	18.67	0.42	0.014	0.12
Total Proven and Probable	667.2	19.42	0.44	0.015	0.12
  The mineral reserve excludes potentially economic oxide material, therefore waste includes potentially economic material.
  Net Smelter Return (“NSR”) values are based on metal prices of $2.50/lb Cu, $15.00/lb Mo, and $20/oz Ag.
  The mineral reserve has been confined by a pit shell based on $1.88 per pound copper.
  Copper equivalency for copper is based on $2.50/lb Cu and 86% recovery for sulfide, 40% recovery for mixed sulfide.
  Copper equivalency for molybdenum is based on $15.00/lb Mo and 63% recovery for sulfide, 30% recovery for mixed sulfide.
  Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.
	Rosemont Measured and Indicated Minreal Resources (inclusive of mineral reserves)
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tonnes (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tonnes (M)	Copper (%)
Measured	347.7	0.56	0.45	0.015	0.12	30.3	0.17
Indicated	571.6	0.48	0.38	0.014	0.10	33.1	0.16
Total M&I	919.3	0.51	0.41	0.014	0.11	63.4	0.17

	Inferred Mineral Resources
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tonnes (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tonnes (M)	Copper (%)
Total Inferred	138.6	0.49	0.40	0.01	0.10	1.1	0.15
  The mineral resource has been confined to a pit shell based on $3.50 per pound of copper.
  Cut-off grades were 0.15% CuEq for sulfide, 0.30% CuEq for mixed sulfide and 0.10% for oxide.
  Copper equivalency for copper is based on $2.50/Ib Cu and 86% recovery for sulfide and 40% recovery for mixed sulfide.
  Copper equivalency for molybdenum is based on $15.00/Ib Mo and 63% recover for sulfide and 30% recovery for mixed sulfide
  Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.

The mineral reserve and mineral resource estimate includes drill and assay information up to March 2012. A total of 266 drill holes representing 342,700 feet of drilling were used to update the geologic block model. This included 12 recent holes drilled for infill and metallurgical purposes, as well as further sampling of five older holes. The mineral reserve took advantage of geotechnical optimizations of the northeast pit wall due to recent drill holes encountering more competent rock than was previously identified.

Permitting and Environmental Impact Statement (“EIS”)

Applications for Rosemont operations permits were initiated after delivery of the Mine Plan of Operations (“MPO”) to the US Forest Service (Forest Service). As required under federal law, the acceptance of the MPO by the Forest Service initiated the process of preparing an Environmental Impact Statement (“EIS”). Because the project is located on Forest Service lands, the Forest Service manages the EIS process and will issue the Final EIS document. The Forest Service ultimately memorializes its decision in the Record of Decision for mining activities on public land. A Section 404 Permit will be issued by the U.S. Army Corps of Engineers (“ACOE”) for mining activities within jurisdictional waters of the United States.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Following the release of the draft EIS in the fourth quarter of 2011 a number of public meetings were held between November 12, 2011 and January 14, 2012 for public comments. The Forest Service completed their review of over 25,000 public comments received during the DEIS public comment period in the first half of 2012. All substantive comments were identified, coded, organized, and responses were developed. Final impact mitigation has been developed according to Federal and State guidelines and will also be included in the final EIS. The staff at the Forest Service (including local, regional, and national staff) is currently working through production of the final EIS.

During the DEIS public comment period, the ACOE completed its own 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the 404 permit comment process, the U.S. Environmental Protection Agency (“EPA”), as an advisory agency, submitted an interagency comment letter to the ACOE identifying the Rosemont permit as a candidate project for enhanced level of review by the EPA and ACOE. The EPA letter identified specific subject areas for the EPA to review in detail with ACOE. The Company continues to work with the ACOE and EPA teams to ensure that the EPA’s technical questions have been addressed fully, and that the 404 permit conditions meet the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 permit development process, the EPA does not actually issue the permit, which is reserved for the ACOE.

In Arizona, the Arizona Corporation Commission regulates the location of high voltage power line routes through their Arizona State Line Siting Committee. The Siting Committee issued its Certificate of Environmental Compatibility (“CEC”) to the Tucson Electric Power Company on December 19, 2011 and the Corporation Commission reaffirmed that decision with minor amendments on June 12, 2012. The CEC specifies the selected route for the transmission line to the Rosemont Copper project, which runs parallel to the project's water pipeline.

The Air Quality Permit establishes the conditions for construction and operation of facilities to ensure compliance with air quality standards and with emissions controls specified for mining operations. In July 2010, the Company applied for an air permit from the Pima County Air Quality Control District (“AQCD”) and in November 2012, the AQCD Control Officer notified the Company that the application was complete. On June 23, 2011, the Company filed a Notice of Intent to sue the AQCD for inaction and in August 2011, the AQCD issued a draft permit stating that the Company “met the requirements of the Pima County Department of Environmental Quality” as a minor source and a 90-day public comment period ensued. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to take action on the permit application following the timelines as stipulated in the law. One day before the court deadline for the AQCD to respond to the Augusta’s filing of the lawsuit, September 29, 2011, the AQCD issued a permit application denial, reversing its prior determination that Rosemont qualified as a minor source. On October 7, 2011, the Company filed a Notice of Appeal with the Pima County Air Quality Hearing Board (“Pima County AQHB”). A hearing with the Pima County AQHB was conducted in November 2011 and a decision to uphold the denial of the Rosemont air permit application was rendered on December 1, 2011 by the Pima County AQHB. This decision completely ignored the hearing board legal counsel’s advice. At this point the Company took two separate paths for permitting 1) a legal path appealing the Pima County AQHB and 2) a permitting path with the Arizona Department of Environmental Quality (“ADEQ”). On November 23, 2011 the Company submitted an application for air permit with the On January 25, 2012, the application was considered administratively complete signifying the start of the technical review process for the permit application. On July 5, 2012, the Superior Court issued its ruling declaring the Pima County AQHB’s decision as “arbitrary and capricious” and “contrary to law”. By August 6, 2012 ADEQ asserted complete jurisdiction over Rosemont’s Air Quality Permit due to the confusion and uncertainty caused by the inappropriate denial of the Air Quality Permit application by the Pima County AQCD resulting in the receipt by Rosemont of the draft Air Quality Permit. On January 31, 2013, the Rosemont received the Air Quality Permit from the ADEQ. The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements.

On April 10, 2012, the Company announced the issuance of the Aquifer Protection Permit which establishes the operating standards and controls so that operations do not degrade groundwater.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

In November 2012, the Forest Service indicated that the permitting process was approximately 90% complete and three major items were needed to complete the last milestone, the issuance of the final EIS and ROD. These three items include: the consultation with the U.S. Fish and Wildlife Service, consultation with Native American Indian tribes and the State Historic Preservation Office, and an update of air quality models to analyze all project alternatives. As of March 2013, each of these three items is in its final steps. Drafts of the US Fish and Wildlife Service documents, historic preservation agreements, and final air modeling have been developed or are in final review.

Project utility corridors for power and water have been analyzed, and the preferred routes parallel existing roads across Arizona state lands. The State Land Department process to issue Right of Way for utility uses is in the final stages. The 30-day letters requesting public comment were mailed out on August 29, 2012. Final resource appraisal and valuation will be followed by public notice of Land Department intent to issue the formal right of way for power and water lines.

Rosemont has now received seven major permits with one major permit remaining, the Clean Water Act Section 404 Permit from the ACOE. There are several administrative steps to finalize the 404 permit. These steps include concurrence by the state of Arizona that the 404 permit conditions protect surface water standards (State 401 certification), completion of the consultation processes named above to assure compliance with endangered species and historic site preservation acts, and ability to rely on a Final EIS. The Company expects to receive its 404 permit in a timely manner, subsequent to the issuance of the Final EIS and ROD on the Plan of Operations from the USFS.

Construction activities can commence on public lands following the completion of the 404 permit process, publication of the notice of availability of a Final EIS and Record of Decision, and a mandated 105-day period of time after the ROD notice, for the public and agencies to complete an appeal resolution process, and to allow Rosemont to finalize its MPO in response to the final conditions included in the ROD.

Engineering and Ongoing Support Activities

In the third quarter of 2012, the Company updated its capital cost estimate, the feasibility study and the financial model for the Rosemont project and released the Feasibility Study update on July 24, 2012. Detailed engineering work has been adjusted to match the revised ROD and construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

As at December 31, 2011 and 2012, Augusta’s capitalized costs on the Rosemont project and deposits on long-lead equipment were as follows:

Mineral Properties

As at January 1, 2011	$25,693,861
Sale of interest	(1,101,297)
As at December 31, 2011 and 2012	$24,592,564

Development Costs

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	$119,014,472

As at December 31, 2011	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation expense	1,527,532
As at December 31, 2012	$152,708,037

Deposits on Long-lead Equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	$78,213,911

As at December 31, 2011	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012	$11,670,924

The reclassification of $70.4 million to property, plant and equipment was due to the delivery and title transfer of certain long-lead equipment.

Financing

For the year ended December 31, 2012, the Company received proceeds of Cdn$1.68 million from the exercise of 790,002 stock options at an average exercise price of Cdn$2.12 per share. The weighted average share price when the stock options were exercised was Cdn$3.07. There were no equity financings during the year ended December 31, 2012.

On October 5, 2012, the Company received the final tranche of the $40 million increase to the Expanded Loan with Red Kite. The terms of the Expanded Loan include interest payable at LIBOR plus 4.5% and extended the maturity date by an additional fifteen months to July 21, 2014. The Expanded Loan will have to be repaid prior to the closing of project debt financing. In addition, the Company changed the exercise price of the existing 1,791,700 Red Kite share purchase warrants from Cdn$3.90 to US$3.85 per common share and extended the expiry date on 1,374,951 warrants to July 22, 2015. The expiry date of the remaining 416,749 warrants remains unchanged at April 22, 2014. The $40 million increase to the Expanded Loan was subject to a 2.2925% loan origination fee. In conjunction with the Expanded Loan, Rosemont amended the Red Kite Copper Concentrate Off-Take Sales Agreement whereby Red Kite can purchase 20%, up from 16.125%, of Rosemont’s gross annual copper concentrate production until a cumulative 1.5 million tonnes have been delivered. The previously announced Copper Cathode Purchases and Sales Agreement and the $10 million working capital facility were both cancelled.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in Rosemont joint venture by funding $176 million of project expenditures. UCM will fund a maximum $70 million of Pre-Construction costs and the remaining $106 million for construction once the major permits are issued. During the fourth quarter of 2011, UCM completed its $70 million funding of Pre-Construction costs and had earned a 7.95% interest in the Rosemont joint venture.

Results of Operations

	Year Ended December 31,
	2012	2011
EXPENSES
Salaries and benefits	$1,927,850	$1,927,387
Stock-based compensation	2,071,353	3,450,300
Exploration and project investigation	1,213,335	1,522,686
Legal, accounting and audit	671,619	797,540
Travel	240,452	260,437
Consulting	92,576	112,688
Filing and regulatory fees	147,744	250,439
Recruiting fees	31,867	38,031
Office and administration	323,539	327,679
Rent	247,983	208,845
Investor relations	132,039	112,204
Directors' fees	197,746	199,600
Insurance	354,057	283,909
Membership and conferences	23,623	22,522
Amortization	264,290	257,344
Fiscal and advisory services	16,053	18,329
Loss from operations	(7,956,126)	(9,789,940)
Interest and other income	657,107	1,023,999
Other expenses	(507,481)	(594,512)
Gains on shares and warrants	364,088	2,624,251
Foreign exchange gain	47,001	26,672
Interest and finance charges	(18,466)	(14,168)
Gain on sale of interest	-	23,602,763
Net profit (loss) before taxes	(7,413,877)	16,879,065
Deferred income tax expense	(2,305,000)	(1,211,000)
Net comprehensive profit (loss) for the year	$(9,718,877)	$15,668,065

Significant Variances

For the year ended December 31, 2012, the Company had $9.72 million net comprehensive loss (or $0.07 loss per share) compared to a $15.67 million net comprehensive profit (or $0.11 earnings per share for 2011). The $25.39 million decrease in comprehensive profit was due primarily to a $22.39 million after-tax gain from the sale of a 3.85% interest in the Rosemont joint venture in 2011 and a $2.26 million decrease in mark-to-market gain on shares and Canadian dollar denominated share purchase warrants compared to 2011. This was partially offset by decreases in expenses incurred for stock-based compensation, exploration and project investigation, professional services, and filings/regulatory.

Stock-based compensation costs decreased $1.38 million to $2.07 million in 2012 compared to $3.45 million for 2011. The decrease was due to lower amortization charges from a comprehensive grant of stock options, restricted shares and restricted share units (“RSU”) in 2012 compared to 2011. The fair value per option, restricted share and RSU granted during 2012 were relatively lower compared to 2011 due primarily to the Company’s lower stock price in 2012 over 2011.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Exploration and project investigation costs decreased $0.31 million to $1.21 million in 2012 compared to $1.52 million for 2011. The decrease was the result of completion of certain projects that were carried over from the prior year.

Legal, accounting and audit fees decreased $0.13 million to $0.67 million in 2012 compared to $0.80 million for 2011. The decrease was due to lower accounting and audit fees, partially offset by increased legal fees for general corporate purposes. The 2011 accounting and audit fees included costs for IFRS transition and the audit of the Rosemont joint venture.

Filing and regulatory fees decreased $0.10 million to $0.15 million in 2012 compared to $0.25 million for 2011. The decrease was due to NYSE MKT and TSX filing and listing fees incurred in 2011 with respect to the Company's Stock Option Plan.

Insurance expense increased $0.07 million to $0.35 million in 2012 compared to $0.28 million for 2011 due to increased directors’ and officers’ insurance coverage and related premiums.

Foreign exchange gains increased $0.02 million to $0.05 million in 2012 compared to $0.03 million for 2011. The gain was due to the strengthening of both the Canadian dollar and Mexican peso against the U.S. dollar and the favourable impact on the Canadian dollar and Mexican peso denominated working capital holdings.

Gains on shares and warrants consist of mark-to-market changes in the value of the Company’s Canadian dollar denominated share purchase warrants and investments in held for trading securities. Gains on shares and warrants decreased $2.3 million during the year to $0.4 million compared to $2.6 million for the same period in 2011 due primarily to weakness in the equity markets and the Company’s share price which resulted in the Company reversing a significant portion of the previous year’s losses on the share purchase warrants.

Deferred income tax expense of $2.31 million for the year ended Decemeber 31, 2012, was due primarily to the impact of expiry of Arizona income tax loss carry forwards and a reduction in the applicable Arizona income tax rates.

Selected Annual Financial Information

	Years Ended December 31,
(in US dollars)	2012	2011	2010
Revenue	$-	$-	$-
Profit (loss) before taxes	(7,413,877)	16,879,065	20,531,420
Net comprehensive profit (loss) for the year	(9,718,877)	15,668,065	20,531,420
Basic and diluted earnings (loss) per share
Basic earnings (loss) per share	(0.07)	0.11	0.17
Diluted earnings (loss) per share	(0.07)	0.11	0.16
Total Assets	309,600,442	268,433,609	217,399,141
Cash used in operations	5,331,860	6,731,815	4,558,583
Capital expenditures	39,378,599	50,018,525	70,948,554
Non-current financial liabilities	$86,837,755	$-	$40,864,215

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Summary of Quarterly Results

Select financial information, in accordance with IFRS, for each of the eight most recently completed quarters of fiscal 2012 and 2011 are as follows:

	Interest and Other Income	Net Comprehensive Profit (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
Q4 2012	$ 193,860	$ (4,909,395)	$ (0.04)	$ (0.04)
Q3 2012	149,915	(2,116,696)	(0.01)	(0.01)
Q2 2012	140,070	(1,225,287)	(0.01)	(0.01)
Q1 2012	173,262	(1,467,499)	(0.01)	(0.01)
Q4 2011	368,886	(279,009)	-	-
Q3 2011	239,247	955,601	0.01	0.01
Q2 2011	159,012	7,295,459	0.05	0.05
Q1 2011	256,854	7,696,014	0.05	0.05

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, gains from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not currently in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2012 was $29.1 million compared with $31.0 million at December 31, 2011 which included $0.2 million (December 31, 2011 - $1.4 million) for its share of the cash held in the Rosemont joint venture. The Company had working capital of $28.8 million at December 31, 2012, compared to a working capital deficit of $17.6 million at December 31, 2011. The $46.4 million increase in working capital was due primarily to the reclassification of both the non-cash warrants liability to equity from changing the warrant’s exercise price to the Company’s US dollar functional currency and the Red Kite loan to non-current liabilities.

On August 24, 2012, Cobre Verde Development Corporation, the Company’s wholly-owned subsidiary, and SICAN Inc. entered into a joint venture through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley CAP Water Delivery System (“CAP WDS”), which is estimated to cost approximately $24 million. The purpose of the CAP WDS is to replenish 105% of Rosemont’s use of groundwater from within the Town of Sahuarita and the community of Green Valley for its future mining operations. The joint venture is governed by an Operating Agreement which outlines the roles and responsibilities for each member, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding 100% of the construction of the CAP WDS and SICAN is responsible for project management. In conjunction with the JPAR Operating Agreement, there are a number of agreements connected to purchase of Land Use Entitlements and the sharing of the pipeline capacity. As at December 31, 2012, the Company has made cash contributions totaling $0.6 million into the joint venture and has recognized its proportionate share of JPAR’s assets and liabilities.

On September 12, 2012, the Company received $5 million from a $40 million loan increase to the existing $43 million Red Kite loan facility, and on satisfying certain conditions the remaining $35 million balance was received on October 5, 2012. The terms of the Expanded Loan include interest payable at LIBOR plus 4.5% and extended the maturity date an additional fifteen months to July 21, 2014. The Expanded Loan will have to be repaid prior to the first drawdown of project debt financing. In addition, the exercise price on the existing 1,791,700 Red Kite share purchase warrants was changed from Cdn$3.90 to US$3.85 and the expiry date on 1,374,951 warrants was extended to July 22, 2015. The expiry date of the remaining 416,749 warrants remains unchanged at April 22, 2014. The Company paid a 2.2925% loan origination fee on the $40 million loan increase. In conjunction with the Expanded Loan, Rosemont amended Red Kite Copper Concentrate Off-Take Sales Agreement whereby Red Kite can purchase up to 20%, up from 16.125%, of Rosemont’s gross annual copper concentrate production until a cumulative 1.5 million tonnes have been delivered. The $10 million unsecured working capital facility and copper cathode offtake agreement were cancelled as part of the Expanded Loan.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

With the exercise price on the Red Kite share purchase warrants now denominated in the Company’s US dollar functional currency, the warrants are characterized as an equity instrument and have been reclassified to reserves, a component of shareholders’ equity. The classification of the warrants as an equity instrument will no longer have any effect on the volatility of the Company’s working capital and comprehensive profit (loss).

During the fourth quarter of 2011, Rosemont’s joint venture partner completed its commitment of funding $70 million of Pre-Construction Costs, thereby, earning a 7.95% equity interest in the Rosemont joint venture. The remaining $106 million of the $176 million investment will be released on a pro-rata basis with Silver Wheaton’s $230 million which will be used for construction only once the major permits have been issued. The Company does not expect to draw on these funds until the third or fourth quarter of 2013.

Project financing negotiations are currently underway and are expected to be in place by mid-2013.

The Company used $5.3 million of cash for operating activities during 2012 compared to $6.7 million in 2011. The $1.4 million decrease was due primarily to the timing of vendor payments.

The Company received $40.6 million in cash from financing activities during 2012 which included $38.9 million net proceeds from Red Kite Loan Facility and $1.7 million from the exercise of stock options. Comparatively, during 2011, the Company received $56.4 million in cash from financing activities, including $31.4 million contributed by the Rosemont joint venture partner and $25.0 million from the exercise of stock options and share purchase warrants. The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

The Company used $37.3 million of cash in investing activities during 2012, compared to $50.0 million in 2011. The $12.7 million decrease was due primarily to lower spending on long-lead equipment purchases as the Company adjusted its Rosemont spending in accordance with the revised ROD schedule. The 2012 investing activities include $29.1 million (2011 - $31.1 million) spent on permitting, engineering and ongoing support activities, $4.3 million (2011 - $16.4 million) in deposits on long-lead equipment and $0.8 million (2011 - $1.2 million) spent on capital asset additions. The 2012 capital asset additions were net of a$2.1 million insurance settlement for equipment damaged during delivery from the manufacturer.

Forecasted cash requirements for the next twelve months require significant expenditures on the Rosemont project, which exceeds the working capital after giving effect to the additional loan from Red Kite. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company is currently discussing project financing with a number of lending institutions and believes that such discussions will result in the Company obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such financing will be obtained or obtained on commercially favourable terms.

The Company has an off-balance sheet arrangement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for $230 million to fund construction and can only be drawn after the major project permits have been issued and the arrangement of project financing.

The consolidated financial statements are prepared on a going concern basis, which assumes the Company will be able to meet its obligations as they become due for the next twelve months.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Commitments

The Company had the following known commitments and contractual obligations as at December 31, 2012 and 2011:

	December 31,	December 31,
(in thousands)	2012	2011
Operating leases
Within one year	$250	$208
After one year but no more than five years	607	716
	857	924
Deposits on long-lead equipment
Within one year	-	59,463
After one year but no more than three years	60,795	4,316
	60,795	63,779
CAP Water Delivery System
Within one year	2,215	-
Total	$63,867	$64,703

Outlook

The Company continues with the permitting process with the goal of receiving the ROD in the second quarter of 2013. Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised ROD schedule. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

With Rosemont’s Feasibility Study update and new capital cost estimates, the Company will continue with project financing activities with the goal of completing project financing by mid-2013. Initial funding for construction will be provided by the $106 million Tranche 2 investment from our joint venture partner to earn its 20% interest in Rosemont and Silver Wheaton’s $230 million to purchase life-of-mine silver and gold ounces produced from the Rosemont mine at $3.90/ounce and $450/ounce, respectively. The Company will also be evaluating various financing alternatives to ensure that the Company continues to operate as a going concern and settle its obligations as they become due.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2013 to promote the economic benefits of the project and the Company’s plans on alleviating the impact of mining activities on the environment.

Forecast of operating and capital expenditures for the next twelve months of approximately $112.4 million is based on the ROD being issued in the second quarter of 2013 followed by a 105-day ROD appeal period before construction on-site can commence. These forecast expenditures includes among other things approximately $40.1 million for land mitigation, plant and mining equipment purchases, $33.9 million for construction and infrastructure spending and engineering and construction management, and $38.4 million for exploration, environmental, ongoing operations support, community relations, and corporate administration. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company prepares for construction in the second half of 2013. Funding for the forecast expenditures will come from its existing cash, contributions from the joint venture partner and the $230 million from Silver Wheaton. Any delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at December 31, 2012 and 2011, included in due from related parties were $0.02 million and $0.04 million, respectively.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the years ended December 31, 2012 and 2011, ManCo charged the Company $1.25 million and $1.20 million, respectively for its share of salaries, rent and other administrative expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2012 and 2011 are as follows:

	Year Ended December 31,
	2012	2011
Salaries and benefits	$2,156,950	$2,137,313
Stock-based compensation	2,462,304	4,205,072
	$4,619,254	$6,342,385

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding Share Data

The following table summarizes the outstanding share information as at March 25, 2013.

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Issued and outstanding common shares	144,140,396	$ -
Restricted share units	211,667	-
Incentive stock options	6,408,668	3.10
Share purchase warrants	1,791,700	USD$ 3.85
	152,552,431

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, accounts payable, and long-term debt and approximates their fair values. The cash and cash equivalents, accounts receivable, short-term investments, and accounts payable are classified as Level 1 on the fair value hierarchy. The long-term receivable and long-term debt is classified as Level 3 on the fair value hierarchy.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	December 31,	December 31,
	2012	2011
Cash and cash equivalents	$371,288	$6,808,660
Accounts receivable	55,475	52,975
Short-term investments	259,440	286,991
Prepaid expenses	22,449	-
Accounts payable and accrued liabilities	(575,752)	(400,084)
	$132,900	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.01 million (2011 -$0.66 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions and receivable from joint venture partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are currently held with a large Canadian chartered bank and a US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates primarily to an Ely Gold & Mineral Inc. (“Ely”) receivable from the sale certain mineral and exploration properties held by the Company’s US subsidiary, DHI Minerals Inc. to Ely in 2007. This receivable had a carrying value of $2.03 million at December 31, 2012 and an annual payment is due on the June 1 anniversary date of each year with the last payment on June 1, 2015. In the event that Ely does not make the required payments, the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and share purchase warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit (loss). On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards effective January 1, 2013 or later

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Consolidation
IFRS 10, Consolidated Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IFRS 12 is expected to have on its consolidated financial statements.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IFRS 13 is expected to have on its consolidated financial statements.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and is currently evaluating the impact IAS 1 is expected to have on its consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the year ended December 31, 2012, has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of December 31, 2012, Augusta had a working capital of $28.8 million. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place in by mid-2013. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

Management’s Discussion and Analysis for the Year Ended December 31, 2012

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.